                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934


                           NOVEN PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $.0001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   670009-10-9
--------------------------------------------------------------------------------
                                 (Cusip Number)

 Jeffrey F. Eisenberg, 11960 S.W. 144th Street, Miami, FL 33186 (305) 253-5099
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 20, 2000
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.






                        (Continued on following page(s))

---------------------                                     ---------------------
CUSIP No. 670009-10-9                   13D                       PAGE 2
---------------------                                     ---------------------

--------------------------------------------------------------------------------
1         Names of Reporting Persons
          I.R.S. Identification No. of Above Person

          STEVEN SABLOTSKY
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group            (a) [X]

                                                                      (b) [ ]
--------------------------------------------------------------------------------
3         SEC Use Only


--------------------------------------------------------------------------------
4         Source of Funds

          PF
--------------------------------------------------------------------------------
5         Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization

          USA
--------------------------------------------------------------------------------
                            7        Sole Voting Power

  NUMBER OF                          2,476,436
  SHARES                    ----------------------------------------------------
  BENEFI-                   8        Shared Voting Power
  CIALLY
  OWNED BY                           0
  EACH                      ----------------------------------------------------
  REPORTING                 9        Sole Dispositive Power
  PERSON
  WITH                               2,476,436
                            ----------------------------------------------------
                            10       Shared Dispositive Power

                                      0
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person

          2,476,436
--------------------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                           [ ]

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)

          11.4%
--------------------------------------------------------------------------------
14        Type of Reporting Person

          IN
--------------------------------------------------------------------------------

---------------------                                     ---------------------
CUSIP NO. 670009-10-9                13D                          PAGE 3
---------------------                                     ---------------------

--------------------------------------------------------------------------------
1         Names of Reporting Persons
          I.R.S. Identification No. of Above Person

          NEVON VENTURES LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group             (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3         SEC Use Only


--------------------------------------------------------------------------------
4         Source of Funds

          WC
--------------------------------------------------------------------------------
5         Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization

          NEVADA
--------------------------------------------------------------------------------
                           7        Sole Voting Power

                                    0
NUMBER OF                  ----------------------------------------------------
SHARES                     8        Shared Voting Power
BENEFI-
CIALLY                              1,754,100
OWNED BY                   ----------------------------------------------------
EACH                       9        Sole Dispositive Power
REPORTING
PERSON                              0
WITH                       ----------------------------------------------------
                           10       Shared Dispositive Power

                                    1,754,100
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person

          1,754,100
--------------------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares                                                           [ ]

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)

          8.0%
--------------------------------------------------------------------------------
14        Type of Reporting Person

          PN
--------------------------------------------------------------------------------

---------------------                                     ---------------------
CUSIP NO. 670009-10-9               13D                            PAGE 4
---------------------                                     ---------------------

--------------------------------------------------------------------------------
1         Names of Reporting Persons
          I.R.S. Identification No. of above Person

          NEVON, INC.
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group             (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3         SEC Use Only


--------------------------------------------------------------------------------
4         Source of Funds

          OO
--------------------------------------------------------------------------------
5         Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                               [ ]


--------------------------------------------------------------------------------
6         Citizenship or Place of Organization

          NEVADA
--------------------------------------------------------------------------------
                            7        Sole Voting Power

                                     0
NUMBER OF                   ----------------------------------------------------
SHARES                      8        Shared Voting Power
BENEFI-
CIALLY                               1,754,100
OWNED BY                    ----------------------------------------------------
EACH                        9        Sole Dispositive Power
REPORTING
PERSON                               0
WITH                        ----------------------------------------------------
                            10       Shared Dispositive Power

                                     1,754,100
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person

          1,754,100
--------------------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares                                                           [ ]

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)

          8.0%
--------------------------------------------------------------------------------
14        Type of Reporting Person

          CO
--------------------------------------------------------------------------------

Item 1.  SECURITY AND ISSUER.

         This Schedule 13D is filed jointly by Steven Sablotsky, Nevon Ventures Limited Partnership (the "Partnership") and Nevon, Inc. (collectively, the "Reporting Persons"), with respect to the Common Stock, $.0001 par value (the "Common Stock"), of Noven Pharmaceuticals, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 11960 S.W. 144th Street, Miami, Florida, 33186. Information regarding each of the Reporting Persons is set forth below.

Item 2.  IDENTITY AND BACKGROUND.

         Mr. Sablotsky's principal occupation is as Chairman of the Board of Directors of the Issuer. The Issuer is engaged primarily in the manufacture and development of advanced transdermal and transmucosal drug delivery products and technologies. Mr. Sablotsky's principal business address is 11960 S.W. 144th Street, Miami, Florida 33186.

         The Partnership is a limited partnership organized and existing under the laws of the State of Nevada with its principal office and business address located at 3305 West Spring Mountain Road, Suite 60, Las Vegas, Nevada 89102. The principal business of the Partnership is the investment in the Common Stock. Nevon, Inc. is the sole general partner of the Partnership. Mr. Sablotsky is the sole limited partner of the Partnership.

         Nevon, Inc. is a corporation organized and existing under the laws of the State of Nevada with its principal office and business address located at 3305 West Spring Mountain Road, Suite 60, Las Vegas, Nevada 89102. The principal business of Nevon, Inc. is acting as the general partner of the Partnership. Mr. Sablotsky is the sole shareholder, the sole director and the sole officer of Nevon, Inc.

         To the best knowledge of each of the Reporting Persons, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), or was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years. Mr. Sablotsky is a citizen of the United States.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Except for 524,000 shares of Common Stock purchased by Mr. Sablotsky upon exercise of options for an aggregate price of $1,122,600, the Reporting Persons acquired their shares of Common Stock in connection with the founding of the Issuer and paid an aggregate of $196 for such Shares. The source of funds used in making all of these purchases was working capital of the Partnership and Mr. Sablotsky's personal funds. No portion of the consideration used by the Reporting Persons in making the purchases described above was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Common Stock beneficially owned by the Reporting Persons (the "Shares").

Item 4.  PURPOSE OF TRANSACTION.

         The Shares were acquired by one or more of the Reporting Persons as an investment. The Reporting Persons intend to monitor their investment in the Shares on a continuing basis. The Reporting Persons may acquire additional Common Stock (subject to availability of Common Stock at prices deemed favorable) in the open market, in privately negotiated transactions, by tender offer or otherwise. Alternatively, the Reporting Persons reserve the right to dispose of some or all of the Shares in the open market or in privately negotiated transactions or otherwise depending upon the course of actions that the Reporting Persons or the Issuer pursue, market conditions and other factors. Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Shares, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

         Except as otherwise stated herein, none of the Reporting Persons have any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         As of the date of this Schedule 13D, the Reporting Persons beneficially owned the following amounts of Shares:


                                              Amount of Shares                             Percentage of
     Name                                    Beneficially Owned                               Class(1)
     ----                                    ------------------                            --------------
Steven Sablotsky(2)                              2,476,436                                     11.4%

Nevon Ventures                                   1,754,100                                      8.0%
Limited Partnership

Nevon, Inc.                                      1,754,100                                      8.0%



----------

(1) Based on 21,760,750 Shares of Common Stock issued and outstanding as reported on the Issuer's Form 10-K dated March 24, 2000.
(2) Includes 1,754,100 Shares held by the Partnership, a limited partnership of which Mr. Sablotsky is the sole limited partner. The Partnership is controlled by its sole general partner, Nevon, Inc. Mr. Sablotsky is the sole shareholder, director and officer of Nevon, Inc. Also includes 605,670 Shares owned directly by Mr. Sablotsky and options to purchase 116,666 Shares owned directly by Mr. Sablotsky and exercisable within 60 days of this report on Schedule 13D. The number of shares beneficially owned by Mr. Sablotsky does not include 44,000 shares held in custodial accounts for the benefit of his minor children. Mr. Sablotsky disclaims beneficial ownership with respect to the shares of Common Stock held in custodial accounts for the benefit of his children.

         The Partnership shares the power to vote or dispose of the Shares beneficially owned by it with Nevon, Inc. and Mr. Sablotsky. Nevon, Inc., in its capacity as the general partner of the Partnership, has the power to vote or direct the vote of these Shares or to dispose or direct the disposition of the Shares for the Partnership. Nevon, Inc. will be deemed the beneficial owner of the Shares owned by the Partnership by virtue of this relationship to the Partnership. Mr. Sablotsky, in his capacity as the sole shareholder, a director and an officer of Nevon, Inc., the general partner of the Partnership, will be deemed the beneficial owner of all Shares owned by the Partnership by virtue of his power to vote or direct the vote of the Shares or to dispose or direct the disposition of the Shares owned by the Partnership.

         As part of a Marital Settlement Agreement, effective as of January 20, 2000, Mr. Sablotsky transferred to his former wife an aggregate of 1,743,725 Shares. Upon completion of the settlement, Mr. Sablotsky remained the beneficial owner of 2,476,436 Shares. Under the terms of the settlement, no payment was conferred to Mr. Sablotsky for the transferred Shares and, as a result, a price per share with respect to the transaction cannot be provided.

         Except as set forth above, there have been no transactions by the Reporting Persons in the Common Stock effected during the past 60 days.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described herein, none of the Reporting Persons is a party to any contract, arrangement, understanding of relationship with any person with respect to any securities of the Issuer.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1.       Joint Filing Agreement.

                                   SIGNATURES



         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.




                                   /s/ Steven Sablotsky
                                   -----------------------------------------
Date: April 25, 2000               Steven Sablotsky


                                   NEVON VENTURES LIMITED PARTNERSHIP,
                                   a Nevada limited partnership

                                   By: NEVON, INC., a Nevada corporation and its
                                       General Partner


Date: April 25, 2000                   By: /s/ Steven Sablotsky
                                          ----------------------------------
                                           Steven Sablotsky, President



                                   NEVON, INC., a Nevada corporation


Date: April 25, 2000               By: /s/ Steven Sablotsky
                                      --------------------------------------
                                       Steven Sablotsky, President